Filed by Satellogic Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional Subject Companies: CF Acquisition Corp. V

Commission File No.: 001-39953

The following interview transcript was conducted on Bloomberg Television.

Howard Lutnick and Steven Mnuchin

Jan. 18, 2021

“Balance of Power” with David Westin

David Westin

Satellogic and a Cantor Fitzgerald SPAC announced a big new investor today, that is US Secretary Steven Mnuchin, and his Liberty Strategic Capital. Welcome now Cantor Fitzgerald Chairman and CEO, Howard Lutnick and the former Secretary of the Treasury, Steve Mnuchin. So congratulations on your new deal. Let me start with you, Howard, because you were there first, in a sense, as far as I know. Tell us about this company Satellogic and your deal with it, why it’s a good investment?

Howard Lutnick

Well, we felt that space, and the satellites in particular, is really the next coming gigantic market for data. And we can have images of the whole Earth, data on the whole Earth, the amount of decisions that that will unlock, and the ability and the economics of how that will unlock was extraordinary. So we found the company Satellogic, it has the best technology. They’ve redesigned every inch of the satellite. It takes 10 times the images of everybody else. I mean, you look at these images, 70 centimeters, so that you can count the containers on the ships, count the cars, count the trees, count the number of what’s working and what’s not working in a solar farm. I mean, this is incredible technology. And I think it just unlocks a vast sea of opportunity in marketplaces. And so this was the best technology. And that’s why they needed the transaction.

David Westin

And just for our radio listeners, we’ve been seeing on TV, some images of some of this remote sensing and how incredibly detailed it is. So Mr. Secretary, from your point of view, we’ve talked before about your new fund, the things you want to do. Explain why this was such an important investment for you and your fund?

Steven Mnuchin

Well, David, it’s great to be with you. And we’re very focused on investments where not only can we bring capital, but we can bring our expertise. And we’re particularly focused on the technology area, national security in other forms where we can add a lot of value. So what we liked about this is: great technology, very scalable, very affordable. And the combination of having a lot of data with a lot of AI really will enable both very big government markets and more importantly, very big commercial markets.

David Westin

So Steven, if I could, when the deal comes up, you come up and make the deal. But right now there’s a lot of turmoil in the marketplace. Did it give you any pause right now, for example, just today, we’re seeing with equities, a lot of turmoil because of rate increases.

Steven Mnuchin

Not at all, David. As you’ll recall, last time I was on your show, I was commenting on rate increases. So we expect interest rates to continue to go up. We’re a long term investor, our horizon is generally five years or longer. So we’re really not focused on where the markets are in the short term. But you know, the opportunity here is with vast amounts of data, we can really analyze climate issues, energy supply, food security, supply chains. So we really believe that this is going to create all new types of markets with scalable, affordable imagery.

David Westin

Howard, you have a lot of experience in this area. And you know, with SPACs, they’re sort of the hot new thing. Not all of them have done very well. In fact, overall the last several months last year or so, they actually tended to underperform. Why is this one different?

Howard Lutnick

Well, you go into one of the world’s great marketplaces, which is imagery from satellites, right, we will be able to finally end the concept of climate change. If you can count every tree and revisit the sights all the time, every day, you literally remap the Earth every day. So this kind of data is such a big market. So the question is, you know, how do you address big, big markets. You know, SPACs, in general, are a way for people to go public, but it’s really about the company, and Satellogic has the best technology, it’s launching satellites all the time, it’s extraordinary imagery. They can take a video from space of more than a minute of an airport and tell you the brand of plane that is taking off. Imagine that. That is just incredible data that, of course, together with the Secretary helping us really walk into these great potential clients, is going to change the outcome of this company. Great technology, combined with a great investor like Secretary Mnuchin, I think this is going to completely change the way people use space imagery.

David Westin

Steven, you’ve been an investor for a long time and you know, as well as anyone that the moat around the business also counts. Right now there are a lot of people going into space, including private sector people in United States. Also we have people like China and things like that. How do you make sure there’s a moat around this business so that you really can make it a good business?

Steven Mnuchin

Well, the company has very strong, patentable technology and has a significant manufacturing advantage. One of the things is the company can really produce these satellites at very, very economic levels. And for that reason, they can sell the data at very economic reasons. So there’s a lot of people who are investing in space, I think there’s a lot of opportunities in space. We think of this as more of a data company than necessarily just a space company.

David Westin

Howard, finally, I can’t let somebody who knows the market so well go without counting the markets right now. Again, today, they’re down again. We’re looking right now, I think at a fairly volatile 2022, given what we talked about, with the Secretary about increasing rates, what do you make of the markets? And where are the opportunities where the risks are right now?

Howard Lutnick

Well, this is sort of the market sort of squares with the Fed. You know, the Fed’s gonna raise rates, okay, we all know the Fed’s gonna raise rates. So, as soon as the market gets there, it’s going to level out. So I think it’s going to be a short term rocky road for sure and you’re feeling it today. But I think as soon as the Fed gets out there, defines where it’s going to go, clarifies how their tightening is going to end inflation, I think you’re going to find a nice floor. Granted, it’s gonna be bumpy. But a nice floor. But you know, for me, this transaction today is so much fun, because you have a company with great technology, you have a great partner and Secretary Mnuchin coming in and validating the technology, helping the company Satellogic itself. And the concept of really being able to unleash a giant data and image market is really so much fun for me that I don’t think it matters if stock market goes up or down, you’re gonna see a company like this just perform brilliantly in one of the great markets of the Earth, which will be data collected across the globe. It’s really amazing. Because remember, if you can take an image of every square inch of the Earth every day, the marginal cost of being able to give it to farmers, to give it to insurance companies, climate change, it’s very low marginal cost. And that’s amazing.

David Westin

Well, that’s the kind of deal all of us want. Doesn’t matter whether the stock market goes up or down. It still does. Well, that sounds like a pretty good deal to me. So one last one to you, Mr. Secretary. We hear a lot about puzzle policy error right now. The Fed is clearly going to raise rates, as you say you predicted you’d ever to do it. What is the risk of a policy error? And would the risk be going too far too fast or not going far enough fast enough?

Steven Mnuchin

But I just want to clarify, I didn’t know they were going to do it. I predicted they were going to do it. But what I’ve said is look, you know, for a long time, the Fed tried to get to 2% inflation. And I do agree with Chair Powell’s position that he said we’re not going to target 2%, we’re going to target 2% over time. We then saw massive fiscal response, because of COVID. I think we’re most proud of, you know, the Cares Act deals that we did and the impact they had on the economy. And now, you know, we have somewhere between 5% and 6% inflation. So it’s obvious to me the Fed has to raise rates, they’re doing that. And by the way, that’s a good thing. Many businesses, many investors are hurt by 0% interest rates. So over a long period of time, if we have 3% 10 years over a long period of time, that’s actually still pretty low interest rates. And I think a good equilibrium for the economy.

David Westin

Okay, thank you both very much for being here. And once again, congratulations on that Satellogic deal.

Howard Lutnick

The symbol is CFV today. It will be called Satellogic in about a week, but it’s CFV today.

David Westin

Fair enough. I’m glad you clarified that. Thank you very much to Howard Lutnick and also, of course, former Treasury Secretary Stephen Mnuchin. Thanks for being with us.

The following communication was made available by a post on Bloomberg’s website:

Mnuchin Sees SPAC Deal Creating Markets for Satellite Imagery

•	Liberty Strategic Capital announces $150 million investment

•	Satellogic plans to merge with Cantor-backed blank-check firm

By Alex Wittenberg

January 18, 2022, 12:55 PM EST

Former U.S. Treasury Secretary Steven Mnuchin said a satellite-imagery company backed by his private equity firm will open up new markets for the technology.

“With vast amounts of data we can really analyze climate issues, energy supply, food security, supply chains,” Mnuchin said Tuesday in an interview on Bloomberg Television’s “Balance of Power with David Westin.”

Earlier in the day, Mnuchin’s Liberty Strategic Capital announced it invested $150 million in satellite-imagery firm Satellogic and CF Acquisition Corp. V, a special-purpose acquisition company sponsored by Howard Lutnick’s Cantor Fitzgerald.

“We really believe this is going to create all new types of markets with scalable, affordable imagery,” Mnuchin said. “Having a lot of data with a lot of AI really will enable both very big government markets and, more importantly, very big commercial markets.”

Satellogic’s proposed merger with the blank-check firm is expected to be completed in the current quarter, the companies said in a statement. Mnuchin, 59, will join Satellogic’s board as non-executive chairman and Lutnick, 60, will become a director.

Liberty’s investment brings Satellogic’s total committed capital to $265 million, adding to a previous $100 million public investment in private equity, or PIPE, led by Cantor and SoftBank’s SBLA Advisers Corp., among others, according to the statement.

Cantor increased its PIPE commitment to about $58 million from a previously disclosed $33 million.

— With assistance by David Westin

About Satellogic:

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is building the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation (EO) to deliver high-quality, planetary insights at the lowest cost in the industry. With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, visit https://satellogic.com

About CF Acquisition Corp. V

CF Acquisition Corp. V is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick. CF V was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CF V focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations.

About Cantor Fitzgerald

CF V is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Additional Information

This press release relates to a proposed transaction between Satellogic and CF V. In connection with the transaction described herein, CF V, Satellogic and/or a successor entity of the transaction has filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of Satellogic and a proxy statement of CF V. The definitive proxy statement was sent to all CF V stockholders. Satellogic, CF V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CF V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CF V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CF V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CF V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CF V’s securities are, or will be, contained in CF V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers are also in the registration statement on Form F-4 filed with the SEC by Satellogic.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the expectation that the new facility in the Netherlands will accelerate the company’s assembly of satellites, the expected completion date of the facility and the expected production schedule for the facility and the company’s ability to meet its goal of constantly maintaining 300 satellites in orbit and Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the company’s ability to build out the facility as planned, (ii) production at the facility is less than expected and (iii) the risk that Satellogic may need to raise additional capital to complete and ramp up the facility. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by Satellogic. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic does not give any assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

SATL@mzgroup.us

Media Relations:

Satellogic

pr@satellogic.com